Exhibit 99.1

Tencent Music Entertainment Group Announces Acquisition of Lazy Audio

SHENZHEN, China, Jan. 15, 2021 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE:TME), the leading innovative online music entertainment platform in China, today announced that it entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren Online Technology Co, Ltd ("Lazy Audio", "Lanren tingshu"), a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity-settled awards to Lazy Audio's management team. The existing shareholders of Lazy Audio include China Literature Limited ("China Literature", stock code: 00772.HK), Lazy Audio's management team and other financial investors. The transaction is expected to close in the first half of 2021 subject to customary closing conditions.

Founded in 2012, Lazy Audio is a comprehensive audio platform providing entertainment in the forms of audiobooks, Chinese comedy, podcasts and other radio shows to customers. It monetizes via different channels, including pay per title, subscription payment for content, and advertising. Lazy Audio has developed into a thriving community with strong user interactions and engagement, providing superior content and services to audio users across China. Lazy Audio has a highly-scalable user base, making it one of the leading audio platforms in China.

"We are delighted to welcome the talented Lazy Audio team to the TME family, and expect this strategic acquisition to significantly deepen our presence in the fast growing long-form audio industry in China," said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. "As a leading provider of audio entertainment, Lazy Audio can be seamlessly integrated into our existing long-form audio strategy, enabling us to further monetize the extensive library of high-quality literature IPs that we have access to through strategic partnerships with China Literature and others."

"Lazy Audio's catalog is set to expand our audio content library, and its recording capacity will significantly boost our production of audiobooks. We believe this partnership will help us cater to the increasingly nuanced needs of our customers, strengthen our brand recognition in this segment, generate considerable operational synergies, and accelerate our journey to become a leading audio entertainment platform in China." Mr. Pang added.

Mr. Bin Song, founder and Chief Executive Officer of Lazy Audio, said, "We share the same vision with TME that China's audio industry is a less-penetrated area with great potential. Merging with TME will benefit us to strengthen our competitiveness, establish a stronger connection with Tencent portfolio and bring Lazy Audio to the next level."

Lazy Audio will maintain its independent operations while being an essential component of TME's overall long-form audio strategy. Upon completion of acquisition, TME will consolidate the investment in Lazy Audio, and enable Lazy Audio to have full access to TME's expertise, leading technology, and strong promotional capabilities.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

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